U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: March 12, 2014

NEWS RELEASE

Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Kevin McGrath 1 (212) 245 4577 kevin@cameronassoc.com

MFC INDUSTRIAL LTD. ANNOUNCES THAT DIRECTOR ROBERT IAN RIGG HAS PASSED AWAY

NEW YORK (March 10, 2014) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) is saddened to announce the passing of its director, Robert Ian Rigg, on March 8, 2014. The Company expresses its sincerest sympathies to his family.

Michael Smith, chairman said “We would like to share our heartfelt condolences at this time to his Family. Ian was a valuable member of the board and he provided indispensable guidance to the Company in financial reporting and corporate governance. He will be truly missed.”

Mr. Rigg had been a director of our company since 2010 and was the chair of the audit committee and member of the corporate governance committee. Mr. Rigg was a retired accountant and holds a commerce degree in economics and accounting from the University of Melbourne and was a member of the Institute of Chartered Accountants in Canada. He had experience as both a director and chief financial officer of several public companies.

The Company is currently evaluating candidates for consideration for the replacement of the directorship held by Mr. Rigg.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources interests. We also provide logistics, financial and risk management services to producers and consumers of commodities. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

PAGE 1/1

NEWS RELEASE

Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Inc. Kevin McGrath 1 (212) 245-4577 kevin@cameronassoc.com

MFC ACQUIRED F.J. ELSNER & CO. GMBH

NEW YORK (March 11, 2014) …. MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announced that it acquired 100% interest in the F.J. Elsner & Co. GmbH ("Elsner"), a global commodity company focused on steel and related products which was founded in 1864 with its head office based in Vienna Austria.

Elsner’s offerings include a full range of steel products including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars. Elsner has longstanding relationships with many steel mills in Eastern and Southern Europe as well as the Baltic States and the CIS. Revenue for the fiscal year ended June 30, 2013 was US$160 million. They have significant diversification with their products, customers and suppliers.

The purchase price is for nominal consideration and certain contingent payments.

The following table highlights certain opportunities relating to the acquisition of Elsner:

OPPORTUNITIES
MFC will offer its supply chain structured solutions to Elsner customers and suppliers.
MFC will be able to market steel related raw materials to our suppliers and industry contacts.
MFC’s supply chain structured solutions will reduce risks and expand the customer base.
MFC may enter into exchange transactions for the supply of raw materials for products with customers.

PAGE 1/2

Michael Smith, Chairman of MFC, commented: “We are very pleased to announce the acquisition of Elsner, a company now approaching its 150th anniversary. Elsner provides MFC with a solid customer base, an excellent product portfolio and an extremely well-respected management team which will enhance our global supply chain platform.

We welcome of all of Elsner’s customers, suppliers and employees to the MFC family and look forward to our future together.”

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding the Company's ability to the impact of the acquisition of Elsner on its business and operations and its ability to integrate the business and operations of Elsner, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company's actual results, revenues, performance or achievements to differ materially from expectations include, among other things: the acquired business may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company's Management's Discussion and Analysis for the nine months ended September 30, 2013, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2012.

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FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD. Suite 1620 – 400 Burrard Street Vancouver, British Columbia V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on March 8, 2014.

3.	News Release:

On March 10, 2014, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

Robert Ian Rigg, a member of the Company's board of directors, passed away on March 8, 2014.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

Robert Ian Rigg, a member of the Company's board of directors, passed away on March 8, 2014. Robert Ian Rigg had been a director of the Company since 2010 and was the chair of the Company's audit committee and a member of the Company's corporate governance committee.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Michael Smith
President and Chief Executive Officer
Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

March 12, 2014